The L.S. Starrett Company Announces Fiscal 2021 Results

Sales up 9% from fiscal 2020; currency-neutral sales up 15%
Diluted EPS of $2.11 increases 170% from fiscal 2020

Financial Highlights:

Sales and order intake return to pre-pandemic levels
•Currency-neutral sales up 15% from fiscal 2020, up 7% from fiscal 2019

Restructuring activities drive improved margins
•Operating income increased by $22 million from fiscal 2020
•Gross margin improved by 250 bps from fiscal 2020
•Adjusted operating income up to 7.8% of sales for fiscal 2021

Improved operating performance and cash flow strengthen Balance Sheet:
•Debt reduced by 29% from prior year
•Pension and post-retirement benefit liability reduced by 44% from prior year

ATHOL, MA. – September 2, 2021 – The L.S. Starrett Company (NYSE: SCX) (“Starrett” or “the Company,”) a global innovator, manufacturer and marketer of precision measuring tools, cutting tools and equipment, and high-end metrology solutions for industrial, professional, and consumer markets, today announced operating results for the fiscal year ended June 30, 2021.
Sales and order intake return to pre-pandemic levels
Sales and order intake trends began to improve in the second quarter of fiscal 2021, as international sales, particularly in Brazil, began to strengthen due to strength in the consumer DIY (“do-it-yourself”) and food sectors. The Company’s Tru-Stone subsidiary also experienced strong sales growth due to increased demand in equipment for the high-end chipmaking industry. The March 2021 quarter sales of $54.9 million and the June 2021 quarter sales of $61.2 million (cumulatively $116.2 million) compares favorably to the $50.0 in the March 2020 quarter and $42.5 million in the June 2020 quarter of fiscal year 2020 (cumulatively $92.5 million), emphasizing the continuous and steady sales recovery throughout fiscal 2021.
Fiscal 2021 sales were $219.6 million, an increase of $18.2 million, or 9.0%, from fiscal 2020. On a currency-neutral basis, fiscal 2021 sales increased 14.7% from fiscal 2020.
See “Non-U.S. GAAP Financial Measures” below for a definition of and further explanation about the use of the term “currency-neutral basis” when comparing sales over different time periods.
“Fiscal 2021 was a strong year for Starrett, and our Company’s resiliency was on full display and rewarding on many fronts,” said Douglas A. Starrett, Chairman and CEO. “Our team accomplished our goals, while successfully navigating the pandemic. We strengthened our financial profile and successfully completed our strategic initiatives with results exceeding our expectations, all setting us up for a strong future.”
Restructuring activities drive improved margins
The overall restructuring plan, announced on September 22, 2020, has been consummated. This included facility cost reductions, manufacturing footprint rationalization, consolidation of global saw manufacturing in Brazil, an overall headcount reduction, a reduction in capital expenditures, amendment of the credit facilities to provide additional flexibility, and the sale of the Company’s facility in Mt. Airy, North Carolina.

The Company recorded restructuring charges of $3.6 million in fiscal 2021 and $1.6 million in fiscal 2020. These charges related to the Company’s strategic restructuring efforts, all of which were fully realized and successfully completed by June 30, 2021. These efforts are expected to result in annual savings of $10 million to $14 million in manufacturing costs and selling, general and administrative expenses.
Gross margin of 33.4% in fiscal 2021 increased 250 basis points from 30.9% in fiscal 2020. The improvement primarily related to the Company’s restructuring activities.
Selling, general and administrative expenses of $56.3 million in fiscal 2021 decreased $3.1 million, or 5.3%, from $59.4 million in fiscal year 2020, also primarily due to the restructuring activities.
Operating income was $16.6 million, or 7.5% of sales in fiscal 2021, compared to an operating loss of $5.3 million, or (2.6%) of sales, in fiscal 2020. Adjusted operating income, was $17.0 million, or 7.8% of sales, in fiscal 2021 compared to $2.8 million, or 1.4% of sales, in fiscal 2020.
See “Non-U.S. GAAP Financial Measures” below for a definition of and further explanation about the use of the term “adjusted operating income.”
Improved operating performance and cash flow strengthen Balance Sheet
With the improvements in operating income and working capital management, reduction in capital expenditure, and the proceeds from the sale of the Mt. Airy, North Carolina facility, the Company reduced its debt by $9.0 million, contributed $8.0 million toward its pension liability, and met all cash requirements related to restructuring activities.
In addition, in fiscal 2021, the Company took measures to improve the overall status of its pension and post-retirement benefit liabilities, including a settlement in the U.S. Retirement Plan, as well as additional measures, all of which are expected to result in annualized savings of $0.4 million. The funded status of the Company’s pension and post-retirement benefit plans improved $29.6 million, or 44%, to an underfunded amount of $37.7 million on June 30, 2021 from an underfunded amount of $67.3 million on June 30, 2020.
Use of Non- U.S. GAAP Financial Measures

The Company uses the following non-U.S. GAAP financial measures: “currency-neutral sales,” which are sales calculated using actual exchange rates in use during the comparative prior year period to enhance the visibility of the underlying business trends excluding the impact of translation arising from foreign currency exchange rate fluctuations; and “adjusted operating income”, which adjusts for restructuring costs, gain on the sale of assets, or the impairment of intangibles that are reflected in one period but not the other, in order to show comparative operational performance.

The Company discusses these non-U.S. GAAP financial measures because management believes they assist investors in comparing the Company’s performance across reporting periods on a consistent basis by eliminating items that the Company does not believe are indicative of its core operating performance. Such non-U.S. GAAP financial measures assist investors in understanding the ongoing operating performance of the Company by presenting financial results between periods on a more comparable basis. Such measures should be considered in addition to, and not in lieu of, the financial measures calculated and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

References to currency-neutral sales and adjusted operating income should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with U.S. GAAP, and may not be comparable to similarly titled non-U.S GAAP financial measures used by other companies. In evaluating these non-U.S. GAAP financial measures, investors should be aware that in the future the Company may incur expenses or be involved in transactions that are the same as or similar to some of the adjustments in this press release. The Company’s discussion of non-U.S. GAAP financial measures should not be construed to imply that its future results will be unaffected by any such adjustments. Non-U.S. GAAP financial measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of our results as reported under U.S. GAAP.

About The L.S. Starrett Company:
Founded in 1880 by Laroy S. Starrett and incorporated in 1929, The L.S. Starrett Company is a leading manufacturer of high-end precision tools, cutting equipment, and metrology systems for industrial, professional and consumer markets and is engaged in the business of manufacturing over 5,000 different products for industrial, professional and consumer markets. The Company has a long history of global manufacturing experience and currently operates three major global manufacturing plants. All subsidiaries principally serve the global manufacturing industrial base with concentration in the metalworking, construction, machinery, equipment, aerospace and automotive markets. The Company offers its broad array of measuring and cutting products to the market through multiple channels of distribution throughout the world. Starrett is a brand recognized around the world for precision, quality and innovation. For more information, please visit: https://www.starrett.com.
Forward-Looking Statements:
This press release contains forward-looking statements concerning the Company’s expectations, anticipations, intentions, beliefs or strategies regarding the future. These forward-looking statements are based on its current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond its control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, and other risks and uncertainties described in its Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission on September 2, 2021 in the section entitled "Risk Factors," and in its other filings from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of its assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

L.S. Starrett Company
Summary of Operations

L.S. Starrett Company
Adjusted Operating Income Reconciliation

L.S. Starrett Company
FY21 Currency Neutral Net Sales Reconciliation

L.S. Starrett Company
Consolidated, Condensed Balance Sheet
(Amounts in Thousands)

Contact:
John C. Tripp
Chief Financial Officer
(978) 249-3551
jtripp@starrett.com